                               -EARNINGS RELEASE-
                               ------------------

         ELRON ELECTRONIC INDUSTRIES REPORTS FIRST QUARTER 2006 RESULTS
         --------------------------------------------------------------

Tel Aviv, Israel, May 16, 2006 - Elron Electronic Industries Ltd. (NASDAQ &TASE:
ELRN) today reported a net loss of $3.5 million, or $0.12 per share, for the first quarter of 2006, compared to a net loss of $5.1 million, or $0.17 per share, in the first quarter of 2005.

Elron's net loss in the first quarter of each of 2006 and 2005 resulted from Elron's share in the net losses of its group companies, amounting to $5.0 million and to $4.8 million, respectively, and from the absence of gains from sales of shares of group companies in both periods.

NEW INVESTMENTS DURING THE FIRST QUARTER OF 2006

On January 2, 2006, Elron completed an investment of approximately $3.7 million, as part of an aggregate investment of approximately $7.4 million in Safend Ltd., an Israeli company which develops comprehensive desktop and laptop endpoint security solutions, in consideration for approximately 22% of Safend's equity on a fully diluted basis.

On March 9, 2006, Elron made an additional investment of approximately $2.6 million in NuLens Ltd., an Israeli medical device company operating in the field of intra-ocular lenses, mainly for cataract and presbyopia procedures, of which $1.5 million was part of an aggregate new investment of approximately $6.0 million, led by Warburg Pincus, a leading global private equity fund. The balance of $1.1 million was the second installment of Elron's initial investment in NuLens in April 2005. Following the above investment, Elron holds 25% of NuLens' equity, on a fully diluted and on an as converted basis.

EVENTS SUBSEQUENT TO THE FIRST QUARTER OF 2006:
On May 1, 2006, NetVision, Elron's 39% held affiliate, announced that it will be entering into merger discussions with Barak I.T.C. (1995) International Telecommunications Services Corp. Ltd ("Barak"). NetVision is a provider of Internet services and solutions in Israel and commencing the fourth quarter of 2004 international telecommunication services. Barak engages mainly in the provision of international telecommunication services. The transaction, if it takes place, will be subject to the signing of a definitive agreement as well as corporate and regulatory approvals. There is no assurance that the transaction will take place.

Liquidity and Shareholders Equity

As of March 31, 2006, Elron's cash, debentures and deposits amounted to approximately $121.3 million compared with $133.8 million at December 31, 2005. During the first quarter of 2006, Elron invested approximately $12.0 million in new and existing group companies (including $5.3 million in Partner Communications Company Ltd.).

Shareholders' equity at March 31, 2006, was approximately $297.6 million, representing approximately 86% of Elron's total assets, compared with $302.1 million representing approximately 85% of total assets at December 31, 2005.

"In the first quarter of 2006, we continued investing in new companies as well as building our group companies to create value in the future", said Doron Birger, Elron's President and CEO.

Investors may access Elron's first quarter financial report and a detailed management report on the company's web site: www.elron.com

Conference call details:
------------------------

Tuesday, May 16, 2006 09:30 a.m. (EST); 16:30 p.m. Israel
Dial in numbers:
----------------

In the US: 1-866 229 7198

In the UK: 0 800 917 5108

In Israel: 03 918 0610

International Participants: +972 3 918 2700

For your convenience, a replay of the call will be available starting two hours after the call ends until Thursday, May 18, 2006. To access the replay please dial 1-866-276-1002 (US), 972-3-925-5942 (Israel) and 0-800-917-4256 (UK).

Elron Electronic Industries Ltd. is a high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, information and communications technology, semiconductors and advanced materials. For further information, visit http://www.elron.com

Contact:

Rinat Remler
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
rinat@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.

Tables to follow

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
In thousands of U.S. Dollars


                                                                      March 31,    December 31,
                                                                        2006           2005
                                                                    ------------   ------------
                                                                     Unaudited
                                                                    ------------
ASSETS
    Total current assets                                            $    139,647   $    155,201
                                                                    ------------   ------------

INVESTMENTS AND LONG-TERM RECEIVABLES
Investments in affiliated companies                                       99,432        102,780
Investments in other companies and long-term receivables                  83,703         73,931
    Deferred taxes                                                         6,007          6,521
    Severance pay deposits                                                 2,008          1,971
                                                                    ------------   ------------

Total long-term assets                                                   191,150        185,203
                                                                    ------------   ------------

PROPERTY AND EQUIPMENT, NET                                                7,972          7,809
                                                                    ------------   ------------

    INTANGIBLE ASSETS                                                      5,555          5,560
                                                                    ------------   ------------

    Total assets                                                    $    344,324   $    353,773
                                                                    ============   ============

LIABILITIES AND SHAREHOLDERS' EQUITY
    Total current liabilities                                       $     16,424   $     19,044
                                                                    ------------   ------------

LONG-TERM LIABILITIES
    Long-term loans from banks and others                                  1,485          1,477
    Accrued severance pay and retirement obligations                       2,823          2,635
    Deferred taxes                                                         8,467          9,494
                                                                    ------------   ------------

    Total long-term liabilities                                           12,775         13,606
                                                                    ------------   ------------

MINORITY INTEREST                                                         17,499         19,007
                                                                    ------------   ------------

   Total Shareholders' Equity                                            297,626        302,116
                                                                    ------------   ------------

   Total liabilities and shareholders' equity                       $    344,324   $    353,773
                                                                    ============   ============

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of U.S. Dollars, except share and per share data


                                                                                 Three months
                                                                                ended March 31,           Year ended
                                                                         ----------------------------    December 31,
                                                                             2006            2005            2005
                                                                         ------------    ------------    ------------
                                                                                  Unaudited
                                                                         ----------------------------
 INCOME
   Net revenues                                                          $      3,322    $      2,985    $     12,646
   Equity in losses of affiliated companies                                    (3,495)         (3,588)        (17,522)
    Gain (loss) from disposal of businesses and affiliated
        companies and changes in holdings in affiliated companies, net             16             (10)         23,328
    Other income, net                                                           2,629             278          58,648
   Financial income, net                                                        1,084             901           5,483
                                                                         ------------    ------------    ------------

                                                                                3,556             566          82,583
                                                                         ------------    ------------    ------------

 COSTS AND EXPENSES
    Cost of revenues                                                            1,845           1,873           7,907
    Research and development costs, net                                         2,908           1,234           6,163
    Marketing and selling expenses, net                                           875             470           2,386
    General and administrative expenses                                         2,881           1,952           9,249
    Amortization of intangible assets                                               5              35             392
                                                                         ------------    ------------    ------------
                                                                                8,514           5,564          26,097
                                                                         ------------    ------------    ------------
 Income (loss) before taxes on income                                          (4,958)         (4,998)         56,486
 Tax benefit (taxes on income)                                                   (282)            167         (10,461)
                                                                         ------------    ------------    ------------
 Income (loss) after taxes on income                                           (5,240)         (4,831)         46,025
 Minority interest in losses of subsidiaries                                    1,727             194           5,160
                                                                         ------------    ------------    ------------
 Income (loss) from continuing operations                                      (3,513)         (4,637)         51,185
 Loss from discontinued operations                                               --              (476)         (3,850)
                                                                         ------------    ------------    ------------

 Net income (loss)                                                       $     (3,513)   $     (5,113)   $     47,335
                                                                         ============    ============    ============

 Income (loss) per share:
    Basic:
    Income (loss) from continuing operations                             $      (0.12)   $      (0.16)   $       1.74
    Loss from discontinued operations                                            --             (0.01)          (0.13)
                                                                         ------------    ------------    ------------

    Net income (loss)                                                    $      (0.12)   $      (0.17)   $       1.61
                                                                         ============    ============    ============

    Diluted:
    Income (loss) from continuing operations                             $      (0.12)   $      (0.17)   $       1.74
    Loss from discontinued operations                                            --             (0.01)          (0.13)
                                                                         ------------    ------------    ------------

    Net income (loss)                                                    $      (0.12)   $      (0.18)   $       1.60
                                                                         ============    ============    ============

Weighted average number of ordinary shares used in computing basic
net income (loss) per share (thousands)                                        29,514          29,414          29,437
                                                                         ============    ============    ============
Weighted average number of ordinary shares used in computing
diluted net income (loss) per share (thousands)                                29,514          29,414          29,550
                                                                         ============    ============    ============

MANAGEMENT REPORT FOR THE FIRST QUARTER ENDED MARCH 31, 2006

The following discussion should be read in conjunction with our Condensed Interim Consolidated Financial Statements as of March 31, 2006 and notes thereto and with our Annual Consolidated Financial Statements as of December 31, 2005 and notes thereto. This report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those discussed in our filings with the Securities and Exchange Commission from time to time.

OVERVIEW

We are a high technology operational holding company that operates through subsidiaries and affiliated companies, referred to as our group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of medical devices, communications, semiconductors, software products and services and advanced materials.

Our group companies include both publicly traded and privately held companies.

Our activities range from operational control over the business to involvement in the management of our group companies in which we maintain controlling or significant holdings, and, in a limited number of cases, non-significant holdings. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies' performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies' management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, strategic planning, research and development guidance, identifying joint venture opportunities, introductions to potential customers and investors, risk management, market analysis, business plan preparation, budgetary control, and legal support.

Technology industries are characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which requires investment of considerable resources and continuous development efforts. The future success of our group companies is dependent upon their technological quality, prices and nature of their products in comparison to their competitors and their ability to introduce new products to the markets at the right time, while offering cost effective solutions suitable to their customers' needs as well as their ability to raise financing and the condition of the capital markets.

We expect to continue to build and realize value for our shareholders through the sale to third parties of a portion or all of our holdings in, or the issuance of shares by, our group companies, while simultaneously pursuing the acquisition of, or investment in, new and existing companies at different stages of development including early stage and more mature companies. We believe that this strategy provides the ability to increase shareholder value as well as to create capital to support the growth of our group companies and to invest in new opportunities. The nature of our business, therefore, will result in some volatility in our results of operations, depending on the transactions that occur within a particular period.

Our net income (or loss) in any given period is due, for the most part, to the results of operations of those of our group companies which are accounted by us under the consolidation or equity method of accounting and dispositions and changes in our holdings of group companies. As most of our group companies are technology companies which have not yet generated significant revenues and which invest considerable resources in research and development and in marketing activities, we have experienced, and expect to continue to experience, losses in respect of these companies to the extent they are accounted by us under the consolidation or equity method of accounting.

Our capital resources in any given period are primarily affected by the extent of our investment in existing and new companies and the realization of certain holdings as well as the impact of any dividends or distributions to our shareholders. The results of operations of our group companies, and consequently, our results of operations and capital resources, are affected by general economic conditions as well as by factors specifically related to the technology markets, which also affect the ability of our group companies to raise financing and our ability to dispose of holdings and realize gains from our holdings.


TREND INFORMATION

Technology industries are affected by economic trends and the condition of the capital markets. Since the second half of 2003, there has been a recovery in the technology sectors and capital markets from the downturn which commenced in 2001. This trend was reflected in the improvement in the results of operations of most of our group companies as well as the raising of funds from new strategic and other investors in private placements completed by some of our group companies. In addition, we recorded significant gains from realizing certain of our holdings, mainly in 2004 as a result of the sale of our holdings in Elbit Systems Ltd. (Nasdaq: ESLT) ("Elbit Systems"), and in the second quarter of 2005 from the sale of most of our shares in Partner Communications Company Ltd. (Nasdaq: PTNR) ("Partner") and the sale of all of our shares in Oren Semiconductor, Inc. ("Oren"). Total proceeds from these transactions amounted to approximately $310 million. We have used the proceeds to distribute dividend of $88.5 million to our shareholders and to continue investing in existing and new group companies. Since 2004 we invested $55.5 million in 9 new companies. Should the improvement in the technology sectors and capital markets continue, we anticipate that it will have a positive effect on our group companies and their ability to raise additional capital.

NEW INVESTMENTS

Investment in Safend Ltd. ("Safend"). On January 2, 2006, we completed an investment of approximately $3.7 million in Safend, as part of an aggregate investment of approximately $7.4 million, in consideration for approximately 22% of Safend's equity on a fully diluted basis and on an as converted basis. Safend is an Israeli company which develops comprehensive desktops and laptops endpoint security solutions.

Investment in NuLens Ltd. ("NuLens"). On March 9, 2006 we made an additional investment of approximately $1.5 million in NuLens, an Israeli medical device company operating in the field of intra-ocular lenses, mainly for cataract and presbyopia procedures. Our investment was part of an aggregate new investment of approximately $6.0 million, led by Warburg Pincus, a leading global private equity fund. Simultaneously with this round we invested the second installment of our April 2005 first investment in NuLens, amounting to $1.1 million. Following the above investments, Elron holds 25% of NuLens' equity, on a fully diluted and on an as converted basis.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

See our management report for the year ended December 31, 2005, regarding Elron's status with respect to the U.S. tax provisions regarding passive foreign investment companies ("PFIC").

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Our significant accounting policies are more fully described in Note 2 of the Notes to our 2005 Annual Consolidated Financial Statements. The accounting policies which are particularly important to the assessment of our financial position and results of operations are described in the management report for the year ended December 31, 2005.

BASIS OF PRESENTATION

Consolidation. Our consolidated financial statements include the accounts of Elron and all of our direct or indirect (through Elbit and DEP) controlled subsidiaries. The following are our main subsidiaries:


                                    Three months ended March 31,
       ----------------------------------------------------------------------------------------
                             2006                                          2005
       --------------------------------------------------    ----------------------------------
       RDC                 SELA             3DV              Elron TeleSoft(1)        SELA
       Galil Medical       Medingo(2)       Starling         RDC                      3DV
                                            Enure(3)         Galil Medical            Starling

             (1) Sold on December 29, 2005.

             (2) Medingo was established by RDC in the fourth quarter of 2005.

             (3) Enure (formerly known as Gaia Broadband Services Management
                 Ltd.) has been consolidated since the beginning of the fourth quarter of 2005.

Equity Method. Our main group companies held by us or through Elbit, DEP, Galil Medical and/or RDC accounted for under the equity method of accounting include:

                                              Three months ended March 31,
    -----------------------------------------------------------------------------------------------------------------
                             2006                                                      2005
    -------------------------------------------------------    ------------------------------------------------------

    Given Imaging           Wavion            CellAct          Given Imaging           ChipX            Pulsicom
    Oncura                  AMT                                Oncura                  Wavion           CellAct
    NetVision               Notal Vision                       NetVision               AMT
    ChipX                   Pulsicom                           Oren Semiconductor(1)   Notal Vision

(1) Sold on June 10, 2005.

Other investments. Our main group companies held by us which are accounted for under the cost method or as available-for-sale as of March 31, 2006 include:

Cost - Jordan Valley, Teledata, Impliant, BrainsGate, NuLens and Safend. Available-for-sale Securities - Partner and EVS.

RESULTS OF OPERATIONS

Three months ended March 31, 2006 compared to three months ended March 31, 2005.

The following tables set forth our results of operations in the reported period:


                                                                        Three months ended March 31,
                                                                  ------------------------------------------
                                                                         2006                   2005
                                                                  --------------------   -------------------
                                                                   (millions of $, except per share data)
       Net loss                                                          (3.5)               (5.1)
       Net loss per share                                               (0.12)              (0.17)

The net loss we reported in the three months ended March 31, 2006 and March 31, 2005 resulted from our share in the net loss of our group companies in the amount of $5.0 million and 4.8 million, respectively and from the absence of gains from sales of our share of group companies in both periods.
In the first quarter of 2006 MediaGate's bank loan in the amount of approximately $2.8 million was extinguished. As a result, we recorded in the first quarter of 2006, a gain of approximately $2.7 million which partially offset the losses resulting from our group companies.

The following table summarizes our operating results:

                                                                             Three months ended March 31
                                                                          ----------------------------------
                                                                               2006               2005
                                                                          ---------------     --------------
                                                                                   (millions of $)
Net revenues                                                                    3.3                3.0
 Net loss from equity investments                                              (3.5)              (3.6)
Gains from disposal of business and  affiliated companies and
  changes in holdings in affiliated companies                                     -                  -
 Other income, net                                                              2.7                0.3
Finance income, net                                                             1.1                0.9
                                                                                ---                ---
 Total income                                                                   3.6                0.6
                                                                                ---                ---
Cost of revenues                                                                1.8                1.9
Operating expenses                                                              6.7                3.7
Total costs and expenses                                                        8.5                5.6
                                                                                ---                ---
Loss from continuing operations before income taxes                            (4.9)              (5.0)
Tax benefit (Income taxes)                                                     (0.3)               0.2
Minority interest                                                               1.7                0.2
                                                                                ---                ---
Net loss from continuing operations                                            (3.5)              (4.6)
                                                                                ---                ---
Discontinued operations of the Elron Telesoft group (*)                           -               (0.5)
Net loss                                                                       (3.5)              (5.1)
                                                                                ---                ---

* In December 2005, we sold all our holdings in the Elron Telesoft group which was focused on telecom network management products and services, and accordingly the prior period results have been reclassified as discontinued operations.

Income

Net revenues. Net revenues consisted of sales of products and services by our subsidiaries, mainly Galil Medical and SELA. The following table sets forth these revenues:

                                               Three months ended March 31,
                                                2006                2005
                                               -----               ------
                                                    (millions of $)
      Galil Medical                             1.8                 2.0
      SELA                                      1.5                 1.0
                                                ---                 ---
                                                3.3                 3.0
                                                ---                 ---

    Galil Medical's revenues derived mainly from the supply of cryo products and R&D services to Oncura, in which it has a 25% ownership interest.

Share in net losses of affiliated companies. Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method (see above under "Basis of Presentation"). Our share in net losses of affiliated companies amounted to $3.5 million in the three months ended March 31, 2006, compared to $3.6 million in the same period in 2005.

Highlights of the Results of Operations of Our Major Affiliates:

Given Imaging (Nasdaq: GIVN) (a 19.4% holding directly and indirectly through
RDC). Given Imaging Ltd. ("Given Imaging"), a medical device company that develops, manufactures and markets innovative diagnostic systems for visualizing the gastrointestinal tract, using a disposable miniature swallowable video capsules, recorded revenues of $20.3 million in the first quarter of 2006 compared to $22.0 million in the first quarter of 2005. The revenues in the first quarter of 2005 include $3.2 million related to a special PillCam ESO promotion. Given Imaging's net loss in the first quarter of 2006 was $3.0 million, compared to net income of $1.2 million in the first quarter of 2005. The net loss in the first quarter of 2006 includes the impact of $1.3 million due to FAS 123R, which was adopted by Given Imaging as of the beginning of 2006.

Oncura (a 25% holding by Galil). Oncura, which markets and sells therapeutic device systems and related consumables used primarily in the performance of minimally-invasive, urologic cancer treatment, recorded revenues in the three months ended March 31, 2006 of approximately $16.6 million compared to $18.4 million in the first quarter of 2005. Oncura's net loss in the three months ended March 31, 2006 amounted to $1.7 million compared to $0.8 million in the first quarter of 2005. The increase in the net loss resulted primarily due to the decrease in revenues. In May 2006 Oncura's shareholders provided to Oncura a letter in which they confirmed their intention to continue providing financial support to Oncura through May 2007 or such later date, as may be agreed by Oncura's shareholders.

NetVision (a 39% holding) (TASE: NTSN). NetVision provides Internet services and solutions in Israel and commencing the fourth quarter of 2004 international telephony services through Voice over IP technology (VoIP). NetVision's revenues in the three month period ended March 31, 2006 increased by 12.6% to $19.7 million from $17.5 million in the same period in 2005 and its customer base at March 31, 2006 reached approximately 433,000 (of which approximately 283,000 were broadband) compared to 425,000 at the end of 2005 (of which approximately 272,000 were broadband). NetVision's operating income in the three month period ended March 31, 2006 increased by 126% to $2.5 million, compared to $1.1 million in the same period in 2005, mainly as a result of the decrease in lossses in the international telephony services and increase in Internet services operating income, and its net income increased to $1.8 million from $0.1 million in the first quarter of 2005. NetVision's operating currency is the New Israeli Shekel
(NIS) and accordingly, all figures above are translations for convenience purposes of

NetVision's NIS figures into US dollars at the representative rate of exchange prevailing at March 31, 2006 according to which $1.00 equaled NIS 4.665. NetVision's future period results will continue to be affected mainly by the highly competitive Internet broadband market environment in Israel, and whether Internet prices will continue to decrease or will stabilize, as well as from costs incurred in connection with the highly competitive international telephony services market in Israel.

On May 1, 2006, NetVision announced that it will be entering into merger discussions with Barak I.T.C. (1995) International Telecommunications Services Corp. Ltd ("Barak"), a subsidiary of Clal Industries and Investments Ltd. ("Clal"). Elron, Clal and Discount Investment Corporation, the other major shareholder of NetVision and a 47.6% shareholder of Elron, are all part of the IDB group. Barak engages mainly in the provision of international telecommunication services. The transaction, if it takes place, will be subject to the signing of a definitive agreement as well as corporate and regulatory approvals. There is no assurance that the transaction will take place.

Wavion (a 38% holding). Wavion is a developer of broadband wireless access systems for Wi-Fi networks. Wavion's net loss amounted to $2.1 million in the three month period ended March 31, 2006 compared to $1.7 million in the same period in 2005. Wavion's loss consisting mainly of research and development expenses.

ChipX (a 27% holding as of March 31, 2006). ChipX is a manufacturer of late stage programmable application-specific integrated circuits, or structured ASICs. ChipX's revenues in the three month period ended March 31, 2006 amounted to $3.5 million, compared to $5.0 million in the same period in 2005, and its net loss amounted to $1.7 million, compared to $0.6 million in the same period in 2005. Revenues decreased as ChipX shifted from its old product to the new Structured ASIC products. In May 2006, ChipX completed a private placement of $6.0 million from existing shareholders, the proceeds of which will be used to finance its sales and marketing activities. We invested approximately $2.3 million in this round resulting in the increase in our interest in ChipX from 20.7% to 22.6%, on a fully diluted basis.

AMT (a 42% holding). The AMT group develops technologies and products based on amorphous metals. AMT's consolidated revenues in the three month period ended March 31, 2006, amounted to $0.8 million, compared to $0.7 million in the first three months of 2005 and its consolidated net loss amounted to $1.5 million in the first quarter of 2006, compared to $0.7 million in the same period in 2005. AMT's main subsidiary, AHT, which uses amorphous metals for heating products, recorded revenues of $0.5 million in the three month period ended March 31, 2006, the same as in the comparable period in 2005, and recorded a net loss of $0.7 million compared to $0.4 million in the same period in 2005.

We expect that most of our group companies as well as new companies in which we will invest will continue to recognize losses in future periods, as they invest significant resources in research and development and sales and marketing activities and have not yet generated significant revenues. Our results of operations will therefore be affected by the extent of our share in their net losses (to the extent they are reported under the equity or consolidation method of accounting).

Gains from Disposal of Businesses and Affiliated Companies and Changes in Holdings in Affiliated Companies. No gains from disposal of businesses and affiliated companies and changes in our holdings in affiliated companies were reported in the three month period ended March 31, 2006 and 2005.

Other Income, net. Other income, net, amounted to $2.7 million in the three months ended March 31, 2006 compared to $0.3 million in the same period in 2005. The gain in first quarter of 2006 was mainly due to the extinguishment of Mediagate's bank loan.

Finance income, net. Finance income, net, amounted in the three months ended March 31, 2006 to $1.1 million, compared to $0.9 million in the same period in 2005.

Expenses

Cost of revenues. Cost of revenues consisted primarily of expenses related to salaries and hardware associated with delivering products and services of our subsidiaries, mainly Galil Medical and SELA. Cost of revenues in the three month period ended March 31, 2006 amounted to $1.8 million, compared to $1.9 million in the same period in 2005.

Operating expenses. Operating expenses are comprised of research and development expenses, sales and marketing and general and administrative expenses of our and RDC's corporate operations and of our subsidiaries, mainly Galil Medical, SELA, Starling and 3DV. The following table sets forth the operating expenses:

                                               Three months ended March 31,
                                               2006                 2005
                                              ------               ------
                                                    (millions of $)
      Corporate                                 1.6                 1.8
      Galil Medical                             0.7                 0.7
      SELA                                      1.1                 0.8
      Starling                                  1.2                 0.4
      3DV                                       0.6                 0.3
      Other (mainly RDC)                        1.3                (0.3)
                                                ---                 ---
                                                6.7                 3.7
                                                ---                 ---

Operating expenses of Galil Medical in the three months ended March 31, 2006 amounted to $0.7 million, the same as in the first quarter of 2005 and its operating results amounted to operating loss of $0.7 million compared to an operating loss of $0.6 million in the same period in 2005. The operating loss was due to the development by Galil Medical cryotherapy technology for application in the women's health field. In November 2005, Galil Medical's Cryo products received FDA clearance for the treatment of breast fibroadenoma (non cancerous breast lumps).

SELA's operating expenses amounted to $1.1 million in the three months ended March 31, 2006, compared to $0.8 million in the same period in 2005 and its operating loss amounted to $0.2 million, which was the same as in the comparable period in 2005.

Starling's operating expenses and operating loss amounted to $1.2 million in the three months ended March 31, 2006, compared to $0.4 million in the same period in 2005. The increase resulted from the increase in research and development expenses.

The increase in operating expenses of the other companies resulted mainly from research and development expenses in Medingo and Enure, the results of which have been consolidated in our financial statements since the fourth quarter of 2005. In addition, in the first quarter of 2005 the amount included $0.6 million income recorded by RDC with respect to employee stock option plans resulting from the decrease in the fair value of call options to purchase shares of affiliated companies but no such income was recorded in the first quarter of 2006.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated cash, debentures and deposits at March 31, 2006, were approximately $128.9 million compared with $143.8 million at December 31, 2005. At March 31, 2006, corporate cash, debentures and deposits were $121.3 million compared with $133.8 million at December 31, 2005.

The main uses of the corporate cash and other liquid instruments in the first quarter of 2006, were $12.0 million of investments in our group companies, which included the purchase of additional 0.6% of Partner shares from one of the other Israeli founding shareholders of Partner on March 21, 2006, for approximately $5.3 million, $2.6 million investment in Nulens and $3.5 investment in Safend.

Consolidated working capital at March 31, 2006 amounted to $123.2 million compared to $136.2 million at December 31, 2005. The decrease is mainly due to the decrease in corporate cash and other liquid instruments.

Consolidated loans at March 31, 2006, were approximately $4.2 million, compared to $7.3 million at December 31, 2005. In the first quarter of 2006 MediaGate's bank loan in the amount of approximately $2.8 million was extinguished.

Almost all of the Partner shares held by us as of March 31, 2006, amounting to approximately 3.9 million shares, are subject to certain transfer restrictions under Partner's Israeli communications license.

Subsequent to March 31, 2006 and through May 16, 2006, we invested an additional aggregate amount of approximately $2.7 million, of which mainly $2.3 million was invested in ChipX.

Our investment policy for managing our funds is in general to invest in bank deposits and U.S. government securities with high liquidity.

We believe that our existing capital will be sufficient to fund our and our subsidiaries' operations and our investment plan in existing and new companies for at least the next twelve months.

Shareholders' equity at March 31, 2006, was approximately $297.6 million, representing approximately 86% of the total assets compared with $302.1 million representing approximately 85% of total assets at December 31, 2005.

                                    # # # # #

ELRON ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES


                         CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

                              As of March 31, 2006
                              --------------------
                                   (Unaudited)

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES


                         CONDENSED INTERIM CONSOLIDATED


                              FINANCIAL STATEMENTS


                              AS OF MARCH 31, 2006


                                    UNAUDITED


                                      INDEX
                                                                        Page
                                                                      --------

 Consolidated Balance Sheets                                            1-2

 Consolidated Statements of Operations                                   3

 Statements of Changes in Shareholders' Equity                           4

 Consolidated Statements of Cash Flows                                  5-6

 Notes to the Consolidated Financial Statements                         7-11

 Annex to the Consolidated Financial Statements                          12

                      - - - - - - - - - - - - - - - - - - -

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                             March 31,     December 31,
                                                                               2006           2005
                                                                           ------------   ------------
                                                                            Unaudited
                                                                           ------------
      ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                               $     49,475   $     26,520
   Short-term investments                                                        20,502         54,661
   Available - for - sale marketable debentures                                  58,919         62,617
   Trade receivables (net of allowance for doubtful accounts of $426
       at March 31, 2006 and December 31, 2005)*                                  5,923          6,440
   Other receivables and prepaid expenses*                                        2,778          2,846
   Inventories                                                                    2,050          2,117
                                                                           ------------   ------------

Total current assets                                                            139,647        155,201
                                                                           ------------   ------------

INVESTMENTS AND LONG-TERM RECEIVABLES
   Investments in affiliated companies                                           99,432        102,780
   Investments in other companies and long-term receivables*                     83,703         73,931
   Deferred taxes                                                                 6,007          6,521
   Severance pay deposits                                                         2,008          1,971
                                                                           ------------   ------------

Total investments and long-term receivables                                     191,150        185,203
                                                                           ------------   ------------

PROPERTY AND EQUIPMENT, NET                                                       7,972          7,809
                                                                           ------------   ------------

INTANGIBLE ASSETS
   Goodwill                                                                       2,742          2,742
   Other intangible assets                                                        2,813          2,818
                                                                           ------------   ------------

Total intangible assets                                                           5,555          5,560
                                                                           ------------   ------------

Total assets                                                               $    344,324   $    353,773
                                                                           ============   ============


* Includes short-term receivables from related parties in the aggregate amount of $4,804 and $5,043 as of March 31, 2006 and December 31, 2005, respectively, and long-term receivables from related parties in the aggregate amount of $442 and $434 as of March 31, 2006 and December 31, 2005, respectively.


The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                                    March 31,     December 31,
                                                                                      2006            2005
                                                                                   ------------   ------------
                                                                                    Unaudited
                                                                                   ------------
      LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
    Short-term loans from banks                                                    $        700   $      3,808
    Current maturities of long-term loans from banks and others                           2,038          2,065
    Trade payables                                                                        2,429          2,146
    Other payables and accrued expenses                                                  11,257         11,025
                                                                                   ------------   ------------

Total current liabilities                                                                16,424         19,044
                                                                                   ------------   ------------

LONG-TERM LIABILITIES
    Long-term loans from banks and others                                                 1,485          1,477
    Accrued severance pay and retirement obligations                                      2,823          2,635
    Deferred taxes                                                                        8,467          9,494
                                                                                   ------------   ------------

Total long-term liabilities                                                              12,775         13,606
                                                                                   ------------   ------------

MINORITY INTEREST                                                                        17,499         19,007
                                                                                   ------------   ------------

SHAREHOLDERS' EQUITY:
   Ordinary shares of NIS 0.003 par value; Authorized - 35,000,000 shares as of
      March 31, 2006 and December 31, 2005; Issued and outstanding: 29,531,955 and 29,483,455 shares as of March 31, 2006
      and December 31, 2005, respectively                                                 9,572          9,572
   Additional paid-in capital                                                           271,468        271,132
   Accumulated other comprehensive income                                                 9,428         10,741
   Retained earnings                                                                      7,158         10,671
                                                                                   ------------   ------------

Total shareholders' equity                                                              297,626        302,116
                                                                                   ------------   ------------

Total liabilities and shareholders' equity                                         $    344,324   $    353,773
                                                                                   ============   ============

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                                  Three months
                                                                                ended March 31,           Year ended
                                                                         ----------------------------    December 31,
                                                                             2006           2005 ***         2005
                                                                         ------------    ------------    ------------
                                                                                   Unaudited
                                                                         ----------------------------
INCOME
   Net revenues*                                                         $      3,322    $      2,985    $     12,646
   Equity in losses of affiliated companies                                    (3,495)         (3,588)        (17,522)
   Gain (loss) from disposal of businesses and affiliated companies
       and changes in holdings in affiliated companies, net                        16             (10)         23,328
   Other income, net                                                            2,629             278          58,648
   Financial income, net                                                        1,084             901           5,483
                                                                         ------------    ------------    ------------

                                                                                3,556             566          82,583
                                                                         ------------    ------------    ------------
COSTS AND EXPENSES
   Cost of revenues                                                             1,845           1,873           7,907
   Research and development costs, net                                          2,908           1,234           6,163
   Marketing and selling expenses, net                                            875             470           2,386
   General and administrative expenses                                          2,881           1,952           9,249
   Amortization of intangible assets                                                5              35             392
                                                                         ------------    ------------    ------------

                                                                                8,514           5,564          26,097
                                                                         ------------    ------------    ------------

Income (loss) before taxes on income                                           (4,958)         (4,998)         56,486
Tax benefit (taxes on income)                                                    (282)            167         (10,461)
                                                                         ------------    ------------    ------------
Income (loss) after taxes on income                                            (5,240)         (4,831)         46,025
Minority interest in losses of subsidiaries                                     1,727             194           5,160
                                                                         ------------    ------------    ------------
Income (loss) from continuing operations                                       (3,513)         (4,637)         51,185
Loss from discontinued operations **                                             --              (476)         (3,850)
                                                                         ------------    ------------    ------------

Net income (loss)                                                        $     (3,513)   $     (5,113)   $     47,335
                                                                         ============    ============    ============

Income (loss) per share:
   Basic:
   Income (loss) from continuing operations                              $      (0.12)   $      (0.16)   $       1.74
   Loss from discontinued operations                                             --             (0.01)          (0.13)
                                                                         ------------    ------------    ------------

    Net income (loss)                                                    $      (0.12)   $      (0.17)   $       1.61
                                                                         ============    ============    ============

   Diluted:
   Income (loss) from continuing operations                              $      (0.12)   $      (0.17)   $       1.73
   Loss from discontinued operations                                             --             (0.01)          (0.13)
                                                                         ------------    ------------    ------------

   Net income (loss)                                                     $      (0.12)   $      (0.18)   $        1.6
                                                                         ============    ============    ============

Weighted average number of ordinary shares used in computing
   basic net income (loss) per share (thousands)                               29,514          29,414          29,437
                                                                         ============    ============    ============
Weighted  average number of ordinary shares used in computing
   diluted net income (loss) per share (thousands)                             29,514          29,414          29,550
                                                                         ============    ============    ============

* Includes revenues from related parties in the amount of $1,744 and $1,823 for the three months ended March 31, 2006 and 2005, respectively, and $8,046 for the year ended December 31, 2005.

** Includes revenues from related parties in the amount of $143 for the three months ended March 31, 2005, and $174 for the year ended December 31, 2005.

*** Reclassified due to discontinued operations. The accompanying notes are an integral part of the consolidated financial statements.

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                               Accumulated
                                                                Additional        other                   Total          Total
                                       Number of      Share       paid-in    comprehensive   Retained  Shareholders'  comprehensive
                                         shares      capital      capital        income      earnings     equity       income (loss)
                                     ------------   ---------   ----------   -------------   --------   ------------   ------------
Audited
Balance as of January 1, 2005          29,414,424   $   9,572   $  270,005   $      57,717   $ 51,786   $    389,080
Exercise of options                        69,031        --            697                                       697
Stock - based compensation                   --          --            405            --         --              405
Tax benefit in respect of options
   exercised                                 --          --             25            --         --               25
Dividend paid                                --                                               (88,450)       (88,450)
Other comprehensive income, net
   of tax:
   Unrealized loss on available for
     sale securities                         --          --           --           (10,450)      --          (10,450)  $    (10,450)
   Reclassification  adjustment for
     gain realized and other than
     temporary impairment included
     in net income                           --          --           --           (36,335)      --          (36,335)       (36,335)
   Foreign currency translation
     adjustments                             --          --           --              (191)                     (191)
Net income                                   --          --           --              --       47,335         47,335         47,335
                                     ------------   ---------   ----------   -------------   --------   ------------   ------------

Balance as of December 31, 2005        29,483,455   $   9,572   $  271,132   $      10,741   $ 10,671        302,116
Total comprehensive income                                                                                             $        359
                                                                                                                       ============
Unaudited
Exercise of options                        48,500        --            242            --         --              242
Stock - based compensation                   --          --             94            --         --               94
Other comprehensive loss, net of
   tax:
   Unrealized loss on available for
     sale securities                         --          --           --            (1,480)      --           (1,480)  $     (1,480)
   Reclassification adjustment for
     loss realized and other than
     temporary impairment included
     in net loss                             --          --           --               242       --              242            242
   Foreign currency translation
     adjustments                             --          --           --               (75)      --              (75)           (75)
Net loss                                     --          --           --              --       (3,513)        (3,513)        (3,513)
                                     ------------   ---------   ----------   -------------   --------   ------------   ------------

Balance as of March 31, 2006           29,531,955   $   9,572   $  271,468   $       9,428   $  7,158   $    297,626
                                     ============   =========   ==========   =============   ========   ============
Total comprehensive loss                                                                                               $     (4,826)
                                                                                                                       ============
Unaudited
Balance as of January 1, 2005          29,414,424   $   9,572   $  270,005   $      57,717   $ 51,786   $    389,080
Stock - based compensation                   --          --            109            --         --              109
Other comprehensive income, net of
   tax:
   Unrealized gains on available
     for sale securities                     --          --           --             5,333       --            5,333   $      5,333
   Foreign currency translation
     adjustments                             --          --           --                30       --               30             30
Net loss                                     --          --           --              --       (5,113)        (5,113)        (5,113)
                                     ------------   ---------   ----------   -------------   --------   ------------   ------------

Balance as of March 31, 2005           29,414,424   $   9,572   $  270,114   $      63,080   $ 46,673   $    389,439
                                     ============   =========   ==========   =============   ========   ============
Total comprehensive income                                                                                             $        250
                                                                                                                       ============

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                       Three months
                                                                                     ended March 31,            Year ended
                                                                               ----------------------------     December 31,
                                                                                   2006            2005            2005
                                                                               ------------    ------------    ------------
                                                                                        Unaudited
                                                                               ----------------------------
 Cash flows from operating activities
    Net income (loss)                                                          $     (3,513)   $     (5,113)   $     47,335
    Adjustments to reconcile net income (loss) to net cash used in operating activities:
       Equity in losses of affiliated companies                                       3,495           3,588          17,522
       Minority interest in losses of subsidiaries                                   (1,727)           (194)         (5,160)
       Loss (gain) from disposal of businesses and affiliated
          companies and changes in holdings in affiliated
          companies, net                                                                (16)             10         (23,328)
       Loss (gain) from sale of investments and other than
          temporary decline in available - for - sale securities                        150            --           (56,515)
       Gain from extinguishment of a subsidiary loan                                 (2,708)           --              --
       Gain from disposal of businesses included in discontinued operations            --              --              (213)
       Depreciation and amortization                                                    270             302           1,513
       Impairment of intangible assets (discontinued operations)                       --              --             1,329
       Decline in value of other investments                                           --              --               636
       Equity in losses (gains) of partnerships                                         238              31            (174)
       Stock - based compensation and changes in liability in respect
          of call options                                                               174            (465)           (811)
       Deferred taxes, net                                                              (13)           (184)         (7,288)
    Changes in operating assets and liabilities
       Decrease (increase) in trade receivables                                         517             562            (947)
       Decrease (increase) in other receivables and prepaid expenses                     68            (374)            (38)
       Decrease  in trading securities, net                                            --                 1               4
       Decrease (increase) in inventories                                                67            (234)           (519)
       Increase (decrease) in trade payables                                            283            (415)           (834)
       Increase (decrease) in other payables and accrued expenses                       192         (15,125)        (12,139)
       Other                                                                          1,043            (508)           (753)
                                                                               ------------    ------------    ------------
 Net cash used in operating activities                                               (1,480)        (18,118)        (40,380)
                                                                               ------------    ------------    ------------
 Cash flows from investing activities
    Investment in affiliated companies                                                 --              (465)         (3,823)
    Proceeds from sale of affiliated companies                                         --              --            10,522
    Proceeds from repayment of loan granted to  an affiliated company                  --              --             2,253
    Purchase of treasury stock from the minority by a subsidiary                       --              --              (823)
    Cash and cash equivalents resulting from newly consolidated subsidiary
     (Schedule A)                                                                      --              --              --
    Change in cash and cash equivalents resulting from disposal of business
     (Schedule B)                                                                      --              --             1,800
    Investment in other companies                                                    (6,439)           --           (27,651)
    Proceeds from sale of available - for - sale securities                          21,353            --           119,888
    Proceeds from sale of other investments                                            --                93             237
    Investments in deposits                                                         (20,379)           --           (59,185)
    Investment in available - for - sale securities                                 (23,166)         (4,955)        (35,405)
    Proceeds  from deposits                                                          53,650          10,000         105,802
    Purchase of property and equipment                                                 (441)           (265)           (995)
    Proceeds from sale of property and equipment                                         15              24             197
                                                                               ------------    ------------    ------------
 Net cash provided by investing activities                                           24,593           4,432         112,817
                                                                               ------------    ------------    ------------
 Cash flows from financing activities
    Proceeds from options exercised                                                     242            --               697
    Proceeds from exercise of options in a subsidiary                                  --              --                 8
    Repayment of long-term loans                                                       --               (22)           (777)
    Decrease in short-term bank loan, net                                              (400)           (706)         (1,079)
    Receipt of short-term  loans,  convertible  loans and long-term
       loans from minority  shareholders of a subsidiary                               --              --             1,003
    Issuance of shares to the minority of a subsidiary                                 --                30             145
    Issuance expenses in a subsidiary                                                  --               (67)            (75)
    Dividend paid                                                                      --              --           (88,450)
                                                                               ------------    ------------    ------------
 Net cash used in financing activities                                                 (158)           (765)        (88,528)
                                                                               ------------    ------------    ------------
 INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                    22,955         (14,451)        (16,091)
 CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD                            26,520          42,611          42,611
                                                                               ------------    ------------    ------------
                                                                                     49,475          28,160          26,520

 LESS CASH AND CASH EQUIVALENTS ATTRIBUTED TO DISCONTINUED OPERATIONS                  --              (230)           --
                                                                               ------------    ------------    ------------
 CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD                                  49,475          27,930          26,520
                                                                               ============    ============    ============

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                           Three months
                                                                                          ended March 31,          Year ended
                                                                                   ---------------------------    December 31,
                                                                                       2006           2005           2005
                                                                                   ------------   ------------   ------------
                                                                                           Unaudited
                                                                                   ---------------------------
Supplemental cash flow information:
Cash paid for:
Income taxes                                                                       $        463   $     15,014   $     30,591
                                                                                   ============   ============   ============

Interest                                                                           $         17   $         31   $        203
                                                                                   ============   ============   ============

Proceeds from sale of an affiliate not yet received                                $       --     $       --     $      1,958
                                                                                   ============   ============   ============

Proceeds from sale of an affiliate received in Zoran shares                        $       --     $       --     $      7,700
                                                                                   ============   ============   ============

       SCHEDULE A:

       Cash and cash equivalents resulting from newly consolidated subsidiaries

          Assets acquired and liabilities assumed at the purchase date:


          Working capital deficiency, net (except cash and cash equivalents)       $       --     $       --     $         75
             Property and equipment                                                        --             --              (14)
             Intangible assets                                                             --             --             (237)
             Accrued severance pay, net                                                    --             --               27
             Liability incurred                                                            --             --              149
                                                                                   ------------   ------------   ------------

              Cash and cash equivalents acquired                                   $       --     $       --     $       --
                                                                                   ============   ============   ============

       SCHEDULE B:

       Change in cash and cash equivalents resulting from disposal of businesses Assets and liabilities at date of sale:


          Working capital deficiency, net (except cash and cash equivalents)       $       --     $       --     $       (671)
      Property and equipment                                                               --             --               40
      Intangible assets                                                                    --             --            2,389
      Accrued severance pay, net                                                           --             --             (171)
      Gain resulting from sale of businesses                                               --             --              213
                                                                                   ------------   ------------   ------------


      Net increase in cash and cash equivalents                                    $       --                    $      1,800
                                                                                   ============   ============   ============

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

        The accompanying unaudited condensed interim consolidated financial statements have been prepared as of March 31, 2006, and for the three months then ended in accordance with accounting principles generally accepted in the United States (U.S. GAAP) relating to the preparation of financial statements for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States but which are not required for interim reporting purposes, have been condensed or omitted. See Note 5 for the reconciliation from U.S. GAAP to accounting principles generally accepted in Israel ("Israeli GAAP").

        These financial statements should be read in conjunction with the Company's annual financial statements for the year ended December 31, 2005 ("the Company annual financial statements") and accompanying notes.

        The condensed interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the period presented.

        Results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

        a. The significant accounting policies followed in the preparation of these financial statements are identical to those applied in preparation of the latest annual financial statements, except as included in c below.

        b. The financial statements have been prepared in U.S. dollars, since the functional currency of the Company and its principal subsidiaries is the U.S. dollar.

        c. Effective January 1, 2006 ("the effective date") the Company applied SFAS No. 123(R), "Share-Base Payment", which revises the previously effective SFAS No. 123 and supersedes APB No. 25, and on March 29, 2005 the SEC issued SAB 107, "Share-Based Payment" ("SAB 107"). Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

                The company, its subsidiaries and its affiliated companies adopted SFAS 123(R) using the modified-prospective method. According to the modified-prospective method, compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 "Accounting for Stock-Based Compensation" ("SFAS 123") for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

                Previously, the Company and its subsidiaries adopted the fair-value-based method of accounting based on the provisions of SFAS 123 for share-based payments effective January 1, 2003 using the prospective method" described in SFAS 148 "Accounting for Stock- Based Compensation- Transition and Disclosure".

                Because 1) SFAS 123(R) must be applied not only to new awards but also to previously granted awards that are not fully vested on the effective date, 2) the Company adopted

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

                SFAS 123 using the prospective transition method (which applied only to award granted, modified or settled after the adoption date), and 3) the Company's affiliated companies applied APB 25 to previously granted awards, compensation cost for some previously granted awards in the Company, its subsidiaries and in its affiliated companies that were not recognized under SFAS 123 are recognize under SFAS 123(R).

                As a result of adopting the provisions of SFAS 123(R) on January 1, 2006 by the Company, its subsidiaries and its affiliated companies, the Company recorded compensation expenses in the amount of approximately $400 during the three-month period ended March 31, 2006.

NOTE 3:- MAJOR TRANSACTIONS

        a.      Partner Communications Company Ltd. ("Partner")
                -----------------------------------------------

                On March 21, 2006, Elron completed the acquisition of approximately 823,000 shares of Partner from one of the other Israeli founding shareholders of Partner for approximately $5,300, reflecting approximately 15% discount from the market price at the date of the agreement. Upon completion of the acquisition, Elron holds approximately 2.6% of Partner.

                Almost all of Partner shares held by the Company are subject to transfer restrictions under Partner's Israeli Communications license. The shares are accounted for as available-for-sale securities.

        b.      Nulens
                ------

                As described in Note 8 (c) to the Company's annual financial statements, on April 21, 2005, Elron completed an investment of approximately $2,900 in Nulens Ltd. ("Nulens"), in consideration for 763,584 Series A preferred shares, as part of an aggregate investment of approximately $3,400. Elron's investment was in two installments, the first of approximately $1,700 was invested immediately for approximately 17% of Nulens on a fully diluted and on an as converted basis and an additional amount of approximately $1,100 was invested on March 9, 2006.Simultaneously with the $1,100 investment, Elron invested an additional amount of $1,500, for 241,158 Series B preferred shares. The investment in preferred B shares was part of a new round of investment in the aggregate amount of approximately $6,000. The new round was led by Warburg Pincus, a leading global private equity fund. Following the above investments, Elron holds 25% of Nulens, on a fully diluted and on an as converted basis. Nulens is an Israeli medical devices company operating in the field of intra-ocular lenses mainly for cataract and presbyopia procedures.

                Since the investments in preferred A and B shares are not considered to be investments that are in-substance-common stock, the investment in Nulens is accounted for under the cost method.

        c.      Safend
                ------

                On January 2, 2006, Elron completed an investment of approximately $3,700 in Safend Ltd. ("Safend"), in consideration for 1,942,261 Series B preferred shares, as part of an aggregate investment of approximately $7,400. Following Elron's investment, Elron holds approximately 22% of Safend on a fully diluted and on an as converted basis. Safend is an Israeli company which develops comprehensive desktops and laptops endpoint security solutions.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 3:- MAJOR TRANSACTIONS (Cont.)

        c.      Safend (Cont.)
                --------------

                Since the investment in preferred B shares is not considered to be an investment that is in-substance-common stock, the investment in Safend is accounted for under the cost method.

        d.      Mediagate
                ---------

                In February 2006, Mediagate's bank loan in the amount of approximately $2,800 was extinguished for a consideration of $100. As a result, according to the provision of FAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" Elron recorded in the first quarter of 2006 a gain from extinguishment of approximately $2,700 which is included in other income in the statements of operations.

        e.      ChipX
                -----

                On April 28, 2006, ChipX completed a $6,000 round of investment in preferred AA shares from existing shareholders, in which Elron invested approximately $2,300. As a result, Elron's interest in ChipX on a fully diluted and on an as converted basis, increased to 22.6%. ChipX is a manufacturer of late stage programmable application-specific integrated circuits, or structured ASICs.


NOTE 4:- CONTINGENT LIABILITIES

        There were no material changes in the status of the Company's contingent liabilities as described in the Company's annual financial statements, the details of which are as follows: Legal proceedings:

        1. During September 1999, the Company received copies of two claims and a request to approve such claims as a class action on behalf of public shareholders of Elscint (formerly an affiliated company) against the Company and others. The allegation raised by the claimants related to the decision regarding the sale of Elscint's substantial assets. The claim has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal in the claim described in paragraph 2 below. The arrangement provides that if the appeal as described in paragraph 2 below is accepted, then the proceedings to recognize the lawsuit as a class action will proceed. Otherwise, the application to recognize the claim as a class action suit will be dismissed.

        2. On November 2, 1999, the Company received a copy of a claim, and a request to approve such a claim, as a class action on behalf of some institutional investors and others and those who held shares in Elscint on September 6, 1999. The allegations raised against the Company and certain of its officers including former officers, among others, relate to the period prior to the sale of the Company's holdings in Elbit Medical Imaging ("EMI") (the parent company of Elscint and formerly an affiliated company). The claimants seek a court order pursuant to which EMI would be compelled to execute the alleged buy-out of Elscint's share at $14 per share or other remedies. On August 16, 2000, the Haifa District court dismissed the application to recognize the claim as a class action. Some of the claimants applied for and have been granted permission to appeal to the Supreme Court in Israel, which appeal is currently pending.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 4:- CONTINGENT LIABILITIES (Cont.)

                In addition, in February 2001, the claimants submitted a revised claim similar to the previous one but not as a class action. It has not been determined when the defendants are required to file their statements of defense to the claim. The claimants and the defendants are currently involved in various proceedings, mostly regarding the disagreement concerning the court fees.

                The Company denies all the allegations set forth in the above claims, and based on legal advice received, management is of the opinion that the Company has good defense arguments which, if accepted, will cause dismissal of the above allegations.


NOTE 5:- RECONCILIATION TO ISRAELI GAAP

        The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. Had the consolidated financial statements been prepared in accordance with Israeli GAAP, the effects on the financial statements would have been as follows:

        a.      Effect on the statement of operations:

                                                          Three months ended
                                                            March 31, 2006
                                              ------------------------------------------
                                                                            As per Israeli
                                              As reported     Adjustments        GAAP
                                              ------------   ------------    -----------
                                                              Unaudited
                                              ------------------------------------------

                 Net loss                     $    (3,513)   $    (4,682)   $    (8,195)
                 Basic net loss per share           (0.12)         (0.16)         (0.28)
                 Diluted net loss per share         (0.12)         (0.16)         (0.28)


                                                          Three months ended
                                                            March 31, 2005
                                              ------------------------------------------
                                                                            As per Israeli
                                              As reported     Adjustments        GAAP
                                              ------------   ------------    -----------
                                                              Unaudited
                                              ------------------------------------------
                 Net loss                     $    (5,113)   $    (2,572)   $    (7,685)
                 Basic net loss per share           (0.17)         (0.09)         (0.26)
                 Diluted net loss per share         (0.18)         (0.08)         (0.26)


                                                              Year ended
                                                            March 31, 2005
                                              ------------------------------------------
                                                                            As per Israeli
                                              As reported     Adjustments        GAAP
                                              ------------   ------------    -----------
                                                               Audited
                                              ------------------------------------------
                 Net income                   $    47,335   $     7,147   $    54,482
                 Basic net income per share          1.61          0.24          1.85
                 Diluted net income per share        1.60          0.24          1.84

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 5:- RECONCILIATION TO ISRAELI GAAP (Cont.)

        b.      Effect on the balance sheet:

                                                                     March 31, 2006
                                                       ------------------------------------------
                                                                                     As per Israeli
                                                       As reported     Adjustments        GAAP
                                                       ------------   ------------    -----------
                                                                       Unaudited
                                                       ------------------------------------------
                Total assets                           $   344,324   $   (77,996)   $   266,328

                Total liabilities including minority
                   interest                                 46,698       (20,336)        26,362

                Total equity                               297,626       (57,660)       239,966


                                                                     December 31, 2005
                                                       ------------------------------------------
                                                                                    As per Israeli
                                                       As reported    Adjustments       GAAP
                                                       -----------   ------------   -------------
                                                                        Audited
                                                       ------------------------------------------
                Total assets                           $   353,773   $   (75,361)   $   278,412

                Total liabilities including minority
                   interest                                 51,657       (21,145)        30,512

                Total equity                               302,116       (54,216)       247,900

        c.      Material adjustments:

                The abovementioned adjustments result primarily from the differences between U.S. GAAP and Israeli GAAP detailed in Note 26 to the Company's annual financial statements for 2005.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

Details relating to major investments as of March 31, 2006:

                                                                   Carrying
                                                                 value of the          Market value of the publicly
                                                                   investment                    traded
                                                   % of              as of                 investments as of:
                                                 ownership          March 31,         March 31,           May 15,
                                                interest (1)        2006 (2)            2006                2006
                                              --------------    ---------------    ----------------    --------------
Consolidated Companies:
Galil Medical Ltd. (3)                               40%             1,695               --                --
3DV Systems Ltd. (3)                                 62%              (449)              --                --
Starling (3)                                         50%               332               --                --
SELA (3)                                             39%             1,022               --                --
Enure (formerly: Gaia)                               57%             2,967               --                --
Mendingo (3)                                         50%               (60)              --                --

Affiliated Companies (equity):
Given Imaging Ltd. (Nasdaq: GIVN) (3)                19%            62,673            125,126           110,501
NetVision Ltd. (TASE: NTSN)                          39%             6,280             35,816            40,460
ChipX                                                26%             1,913               --                --
CellAct Ltd.                                         45%               451               --                --
Oncura (4)                                           10%             8,771               --                --
AMT                                                  42%             1,824               --                --
Wavion, Inc.                                         38%               191               --                --
Pulsicom Israel Technologies Ltd.                    18%                27               --                --
Notal Vision, Inc.                                   25%              --                 --                --

Available for sale:
Partner (Nasdaq: PTNR)                                3%            29,517             29,517            37,151
EVS (Nasdaq: EVSNF.OB)                               10%             1,550              2,401             2,128

Partnership:
Gemini Israel Fund L.P.                               5%                33               --                --
InnoMed Ventures L.P.                                14%             3,726               --                --

Cost:
Avantry (formerly:Witcom Ltd.) (3)                    7%                 2               --                --
Jordan Valley                                        28%             8,137               --                --
Impliant                                             22%             8,340               --                --
Teledata Ltd.                                        21%            16,000               --                --
Nulens Ltd.                                          29%             4,360               --                --
Brainsgate Ltd.                                      22%             6,947               --                --
Safend Ltd.                                          26%             3,700               --                --

(1)     On the basis of the outstanding share capital.
(2)     Includes loans and convertible notes.
(3) Represents the carrying value and the ownership interest of the investment in Elron's books and Elron's share in the carrying value and ownership interest of the investment in RDC's books.
(4) Represents Elron's share in the carrying value and the ownership interest of the investment in Galil's books.

                      - - - - - - - - - - - - - - - - - - -